# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cantor Equity Partners II, Inc., CIK 0002034269
CUSIP: G1827P106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0002034273
Persons authorized to receive notices and communications: Brandon Lutnick, Cantor EP Holdings II, LLC, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- Cantor EP Holdings II, LLC (CIK 0002034273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,580,000; sole dispositive power 0; shared dispositive power 6,580,000; aggregate amount beneficially owned 6,580,000 (21.5% of the class)
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,580,000; sole dispositive power 0; shared dispositive power 6,580,000; aggregate amount beneficially owned 6,580,000 (21.5% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,580,000; sole dispositive power 0; shared dispositive power 6,580,000; aggregate amount beneficially owned 6,580,000 (21.5% of the class)
- Howard W. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,580,000; sole dispositive power 0; shared dispositive power 6,580,000; aggregate amount beneficially owned 6,580,000 (21.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Cantor Equity Partners II, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on May 12, 2025 (the "Prior Schedule 13D") by Cantor EP Holdings II, LLC, a Delaware limited liability company (the "Sponsor"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and Howard W. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of Class A ordinary shares, par value $0.0001 per share, of the Issuer ("Class A Ordinary Shares") and Class B ordinary shares, par value $0.0001 per share, of the Issuer ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

## Item 2. Identity and Background
Name of person filing: No update.
Residence or business address: No update.
Present principal occupation or employment: No update.
Criminal convictions in the last five years: No update.
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as follows:

Except as set forth below, during the last five (5) years, no Reporting Person or any other person for whom information is required to be disclosed pursuant to Instruction C to Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 12, 2024, Cantor, without admitting or denying the SEC's findings, entered into a settlement with the SEC to resolve charges that, in 2020 and 2021, CF Finance Acquisition Corp. II and CF Acquisition Corp. V, two special purpose acquisition companies (each, a "SPAC") controlled by Cantor, included false and misleading statements about each SPAC's prior interactions with target businesses in their filings with the SEC, in violation of Section 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-3 thereunder. Cantor cooperated immediately and fully with the SEC's investigation and agreed to cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) and 17(a)(3) of the Securities Act, Section 14(a) of the Exchange Act and Rule 14a-3 thereunder, and to pay a $6.75 million penalty.
Citizenship: No update.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No update.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Sale of CFGM Voting Shares to Trusts Controlled by Brandon Lutnick

On May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick all of the voting shares of CFGM, which is the managing general partner of Cantor. Cantor is the sole member of the Sponsor. CFGM, which through the Sponsor's ownership of Ordinary Shares, controls approximately 21.5% of the issued and outstanding Ordinary Shares as of May 5, 2025. Following the closing of the transactions contemplated by such agreements, Brandon G. Lutnick will be deemed to have voting or dispositive power over the Ordinary Shares held by CFGM and Cantor, and Howard W. Lutnick will no longer have voting or dispositive power over such Ordinary Shares. The closings of the transactions contemplated by such agreements are subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals.

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The transactions described herein follow Howard W. Lutnick's agreement to divest his interests in the Company to comply with U.S. government ethics rules in connection with his appointment as the U.S. Secretary of Commerce. Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is on the basis of a total of 30,580,000 Ordinary Shares, including 24,580,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares, issued and outstanding as of May 5, 2025, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on May 6, 2025. As of the date hereof, the Sponsor directly owns 580,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-285681). None of the other Reporting Persons or Brandon Lutnick directly own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date hereof:

(i) the Sponsor directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,580,000 Ordinary Shares (consisting of 580,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-285681)), which represent 21.5% of the Issuer's issued and outstanding Ordinary Shares.

(ii) Cantor, as the sole member of the Sponsor, controls the Sponsor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 6,580,000 Ordinary Shares directly owned by the Sponsor, which represent 21.5% of the Issuer's issued and outstanding Ordinary Shares. Cantor disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iii) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 6,580,000 Ordinary Shares directly owned by the Sponsor, which represent 21.5% of the Issuer's issued and outstanding Ordinary Shares. CFGM disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv) Howard W. Lutnick, as the trustee of CFGM's sole stockholder, controls CFGM and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 6,580,000 Ordinary Shares directly owned by the Sponsor, which represent 21.5% of the Issuer's issued and outstanding Ordinary Shares. Howard W. Lutnick disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(v) Brandon Lutnick, as the Chairman and Chief Executive Officer of the Sponsor, Cantor and CFGM may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 6,580,000 Ordinary Shares directly owned by the Sponsor, which represent 21.5% of the Issuer's issued and outstanding Ordinary Shares. Brandon Lutnick disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No update.

## Signatures
- Cantor EP Holdings II, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/20/2025)
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/20/2025)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/20/2025)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick (05/20/2025)